ANGLO AMERICAN

RECEIVED
2006 OCT 30 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


06017811

13 October, 2006

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 10-16 October

Director/PDMR intererests

- Butterfield Trust – 13.10.06 / 9.10.06
- SIP – 9.10.06

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully



C Marshall
Company Secretarial Assistant
Encs - 45 copies

Dw 10/30

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 13 October 2006 an independent company purchased 97,823 ordinary shares of the Company at prices between £23.45 and £23.74 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 275,000 of its ordinary shares on 13 October 2006 at prices between £23.40 and £23.99 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 27,692,396 ordinary shares in treasury, and has 1,513,961,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,127,464 ordinary shares, representing 1.92 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
16 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 12 October 2006 an independent company purchased 106,000 ordinary shares of the Company at prices between £23.12 and £23.51 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 60,000 of its ordinary shares on 12 October 2006 at prices between £23.07 and £23.65 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 27,417,396 ordinary shares in treasury, and has 1,514,236,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,029,641 ordinary shares, representing 1.92 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
13 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 11 October 2006 an independent company purchased 440,000 ordinary shares of the Company at prices between £22.80 and £23.03 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 225,000 of its ordinary shares on 11 October 2006 at prices between £22.89 and £23.20 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 27,357,396 ordinary shares in treasury, and has 1,514,296,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 28,923,641 ordinary shares, representing 1.91 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
12 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Further to the announcement released by the Company at 7am on 11 October 2006, the Company announces that an error was made in the calculation of the sterling maximum purchase price relating to shares purchased by the independent company.

The announcement should have stated the following:

"Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 10 October 2006 an independent company purchased 600,000 ordinary shares of the Company at prices between £22.56 and £22.92 per share."

N Jordan
Company Secretary
Anglo American plc
11 October 2006

C:\Documents and Settings\CMarshall\Local Settings\Temporary Internet Files\OLK2\Further re 11 10 06.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 10 October 2006 an independent company purchased 600,000 ordinary shares of the Company at prices between £22.56 and £24.15 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 550,000 of its ordinary shares on 10 October 2006 at prices between £22.65 and £23.23 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 27,132,396 ordinary shares in treasury, and has 1,514,521,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 28,483,641 ordinary shares, representing 1.88 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
11 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 9 October 2006 an independent company purchased 480,000 ordinary shares of the Company at prices between £22.17 and £22.82 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 450,000 of its ordinary shares on 9 October 2006 at prices between £22.19 and £22.91 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 26,582,396 ordinary shares in treasury, and has 1,515,071,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 27,883,641 ordinary shares, representing 1.84 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
10 October 2006

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,294,722 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
9 October 2006	41,367
10 October 2006	8,654
11 October 2006	23,454
12 October 2006	30,300
13 October 2006	98,348

The Company was advised of these transactions on 13 October 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Nick Jordan
Company Secretary
13 October 2006

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,496,845 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
2 October 2006	35,000
3 October 2006	53,091
4 October 2006	400
5 October 2006	24,805
6 October 2006	38,513

The Company was advised of these transactions on 6 October 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman*
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr Redman, (a PDMR) was connected with a transaction that took place on 3 October 2006 in respect of 8,000 Ordinary Shares, which was the subject of a separate announcement.

Nick Jordan
Company Secretary
9 October 2006

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 6 October 2006:

1. The SIP trust acquired a total of 8,867 ordinary shares at a price of £22.21 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 6 ordinary shares at a price of £22.21 and were allocated 6 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
R S Robertson	(PDMR)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
9 October 2006